Exhibit 12.1

Aspect Software Group Holdings Ltd.

Ratio of Earnings to Fixed Charges

(In thousands)

	2006	2007	2008	2009	2010
(Loss) income before income taxes	$(40,526)	$(5,689)	$21,781	$39,144	$36,683
Add: Fixed charges net of capitalized interest	88,267	111,606	89,297	59,274	70,113

(Loss) income before income taxes and fixed charges (net of capitalized interest)	47,741	105,917	111,078	98,418	106,796

Fixed charges:
Interest	70,630	103,441	81,493	51,908	56,562
Amortization of debt issuance costs	14,312	5,243	5,249	5,224	11,325
Estimated interest component of rental expense	3,325	2,922	2,555	2,142	2,226

Total	88,267	111,606	89,297	59,274	70,113

Ratio of earnings before taxes and fixed charges, to fixed charges	(1)	(1)	1.24	1.66	1.52

(1)	As a result of losses incurred in 2006 and 2007, the Company was unable to fully cover fixed charges. The amount of such deficiency during 2006 and 2007 was $40.5 million and $5.7 million, respectively.